SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No.  )*
Contura Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
21241B100
(CUSIP Number)
September 10, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Percy Rockdale LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,007,941

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,007,941

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,941

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rio Royal LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

17,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

17,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MG Capital Management, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

18,974*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

18,974*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18.974*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

* Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Gorzynski

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,915*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,915*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,915*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON

IN

* Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

The beneficial ownership of the Reporting Persons (as defined below) as of September 21, 2020.
Item 1(a).	Name of Issuer:
Contura Energy, Inc.  (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
340 Martin Luther King Jr. Blvd., Bristol, Tennessee 37620
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Percy Rockdale LLC (“Percy Rockdale”),
•	Rio Royal LLC (“Rio Royal”),
•	MG Capital Management, Ltd. (“MG Capital”), and
•	Michael Gorzynski (“Mr. Gorzynski”).
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.
Item 2(c).	Citizenship:
Each of Percy Rockdale and Rio Royal is a Michigan limited liability company. MG Capital is a Cayman Islands company limited by shares. Michael Gorzynski is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.01 (the “Common Stock”)
Item 2(e).	CUSIP Number:
21241B100
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of September 21, 2020:
(i)	Percy Rockdale beneficially owned 1,007,941 shares of Common Stock.
(ii)	Rio Royal beneficially owned 17,300 shares of Common Stock.
(iii)
As the sole member of Rio Royal, MG Capital may be deemed to beneficially own 18,974 shares of Common Stock, consisting of (i) 1,674[1] shares of Common Stock held directly and (ii) the 17,300 shares of Common Stock held by Rio Royal.

(iv)
As the sole Manager of Percy Rockdale and the sole Director of MG Capital, Mr. Gorzynski may be deemed to beneficially own 1,026,915 shares of Common Stock, consisting of (i) the 1,007,941 shares of Common Stock beneficially owned by Percy Rockdale and (ii) the 18,974[2] shares of Common Stock beneficially owned by MG Capital.

(b)	Percent of Class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 18,308,923 shares of Common Stock outstanding as of July 31, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020, plus 85 shares of Common Stock issuable upon the exercise of certain warrants.  As of the close of business on  September 21, 2020:
(i)	Percy Rockdale may be deemed to own approximately 5.5% of the outstanding shares of Common Stock;
(ii)	Rio Royal may be deemed to own less than 1% of the outstanding shares of Common Stock;
(iii)	MG Capital may be deemed to own less than 1% of the outstanding shares of Common Stock; and

1 Including 85 shares of Common Stock issuable upon the exercise of certain warrants.
2 Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

(iv)	Mr. Gorzynski may be deemed to beneficially own approximately 5.6% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  September 21, 2020
Percy Rockdale LLC*

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Manager

Rio Royal LLC*

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.*

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Director

By:   /s/ Michael Gorzynski
       Michael Gorzynski, a natural person

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Contura Energy, Inc. dated as of September 21, 2020 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:  September 21, 2020
Percy Rockdale LLC

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:   /s/ Michael Gorzynski
       Michael Gorzynski, as Sole Director

By:   /s/ Michael Gorzynski
       Michael Gorzynski, a natural person